UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                            October 27, 2020

Via Email

Aric Spitulnik
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

        Re:     TESSCO Technologies Incorporated
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on October 26, 2020
                File No. 001-33938

Dear Mr. Spitulnik:

        We have reviewed the above-captioned filing and have the following comment:

     1. The filing contains a number of statements that indicate that Mr. Barnhill is seeking
           control    of the Company and/or the Board without    paying
shareholders a    premium
        in exchange for that    control.    Those statements and references to
  control,       payment
        and    premium    imply that Mr. Barnhill is in fact seeking to acquire
control of the
        Company via the consent solicitation as opposed to simply exercising his rights as a shareholder to solicit consents to remove and replace members of the Board. Given that
        Mr. Barnhill will not own a controlling position in the Company even if his solicitation is successful, it remains unclear why any premium or other payment would be due. We also are unaware of any applicable law that would require Mr. Barnhill to pay a
           premium    in this context or any solicitation undertaken in
compliance with Section
        14(a) and corresponding Regulation 14A in which a person soliciting consents or
        proxies paid a    premium    to shareholders in exchange for a vote in
favor of their
        candidates. In future filings, please refrain from creating the impression that any payment is legally or otherwise owed to shareholders given the Rule 14a-9 prohibition against omissions of material fact necessary to accurately make statements in light of the circumstances under which they are made. Please also refrain from statements that
        indicate that Mr. Barnhill is seeking to gain    control    of the
Company via his consent
        solicitation. Mr. Barnhill   s nominees, if elected, will owe fiduciary
duties and otherwise
        be accountable to all of the Company   s shareholders. While Mr.
Barnhill and his
        nominees, if elected, would comprise a majority of the Board, as a matter of law and
        fact, Mr. Barnhill will not be obtaining    control    of the Company
within the meaning of
        the term as defined in Rule 12b-2 if his solicitation succeeds.
 Arik Spitulnik
TESSCO Technologies Incorporated
October 27, 2020
Page | 2

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Valian A. Afshar

                                                           Valian A. Afshar
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions

cc:    Douglas M. Fox, Esq.
       Ballard Spahr LLP